Exhibit 99.1

INFORMATION STATEMENT SUPPLEMENT

PARTIAL SPIN-OFF OF DIANA CONTAINERSHIPS INC. THROUGH THE DISTRIBUTION BY

DIANA SHIPPING INC.

OF APPROXIMATELY 2,667,066 COMMON SHARES, $0.01 PAR VALUE, OF
DIANA CONTAINERSHIPS INC.

This information statement supplement amends certain information contained in the attached information statement being distributed in connection with the partial spin-off of our majority-owned subsidiary Diana Containerships Inc.

The information statement is amended to reflect that 0.032542 common shares, par value $0.01, of Diana Containerships Inc. will be distributed for each share of Diana Shipping common stock.  All references to the amount of the dividend to be distributed to our shareholders for each share of our common stock and any calculations based on such figure are hereby amended accordingly.

This number is changed from the 0.032542731 figure stated in the information statement and is amended due to the distribution procedures of our transfer agent.

The date of this information statement supplement is January 4, 2011.